March 26, 2020

Howard N. Morof
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

       Re: Altair Engineering Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 001-38263

Dear Mr. Morof:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Selected Financial Data
Key Metrics, page 41

1. We note your adjustment for "acquisition related deferred revenue" included in the non-
      GAAP measure "Modified Adjusted EBITDA" as well as in various non-GAAP measures in your Form 8-K furnished on February 27, 2020. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether these non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure
      Interpretations and Rule 100(b) of Regulation G.
 Howard N. Morof
Altair Engineering Inc.
March 26, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Foreign currency fluctuations, page 46

2. Revise to disclose the net effects of currency fluctuations on GAAP Net Income. Refer to
         Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Non-GAAP financial measures , page 56

3. We note your discussion of Adjusted EBITDA and Modified Adjusted EBITDA without a corresponding discussion of GAAP Net income (loss). Please revise to include a discussion of GAAP Net income (loss) for each period presented. Refer to Question
         102.10 of the Non-GAAP Compliance and Disclosure Interpretations. Consolidated Financial Statements
Note 3. Revenue from contracts with customers , page 86

4. Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to ASC 606-10-50-
         13.
5. We note your disclosure on page 87 that when estimating standalone selling price you
         "consider all information that is reasonably available." Please tell us and revise to further explain the specific methods, inputs, estimates and assumptions used in determining the standalone selling price. Refer to ASC 606-10-50-20.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameHoward N. Morof                               Sincerely,
Comapany NameAltair Engineering Inc.
                                                                Division of
Corporation Finance
March 26, 2020 Page 2                                           Office of
Technology
FirstName LastName